EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 26, 2002

Compañía Internacional de Telecomunicaciones S.A.

(Exact name of registrant as specified in its charter)

International Telecommunications Company Inc.

(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.

TABLE OF CONTENTS

FREE TRANSLATION

Buenos Aires, July 22, 2002

Lic. Narciso Muñoz
President
National Securities Commission

Re.: Notice of interest payment.

Dear Sir:

I am addressing you on behalf of Compañía Internacional de Telecomunicaciones S.A., domiciled at Tucumán 1, 18th floor, and in compliance with the prevailing normative I hereby inform you of the payment of interest corresponding to the company's issuance of US$225,000,000 Series A Notes *(Obligaciones Negociables)* due in 2004.

8.850% Notes (*Obligaciones Negociables*) Series B for US$225,000,000 due 2004

a) Domicile where the payment will take place:
CO-Registrar and Paying Agent: The Bank of New York, 101 Barclay Street, New York, 10286
Paying Agent and Transfer Agent: Banco Rió de la Plata S.A. Bartolomé Mitre 480, Buenos Aires, Argentina

b) Hours in which the payment will take place: Bank hours

c) Payment date: August 1, 2002

d) Rate to be paid: 4.425% (Amount of interest to be paid US$9,956,250)

e) Time period to which the payment corresponds: Time period beginning on February 1, 2002 and ending on August 1, 2002.

Very truly yours,

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Buenos Aires, July 22, 2002

Lic. Narciso Muñoz
President
National Securities Commission

Re.: Notice of interest payment.

Dear Sir:

I am addressing you on behalf of Compañía Internacional de Telecomunicaciones S.A., domiciled at Tucumán 1, 18th floor, and in compliance with the prevailing normative I hereby inform you of the payment of interest corresponding to the company's issuance of US$175,000,000 Series A Notes *(Obligaciones Negociables)* due in 2004.

10.375% Notes (*Obligaciones Negociables*) Series *B* for US$175,000,000 due 2004

a) Domicile where the payment will take place:
CO-Registrar and Paying Agent: The Bank of New York, 101 Barclay Street, New York, 10286
Paying Agent and Transfer Agent: Banco Rió de la Plata S.A. Bartolomé Mitre 480, Buenos Aires, Argentina

b) Hours in which the payment will take place: Bank hours

c) Payment date: August 1, 2002

d) Rate to be paid: 5.1875% (Amount of interest to be paid $9,078,125)

e) Time period to which the payment corresponds: Time period beginning on February 1, 2002 and ending on August 1, 2002.

Very truly yours,

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Buenos Aires, July 23, 2002

Lic. Narciso Muñoz
President
National Securities Commission
Present

Re.: Resignation of Alternate Director

Dear Sir:

I am addressing you on behalf of Compañía Internacional de Telecomunicaciones S.A., domiciled at Tucumán 1, 18th floor, and in compliance with the provisions established in Article 2, Item XXI of the Commission's General Resolution No. 386/01.

In this regard, I hereby inform you that the Board of Directors of the company has accepted the resignation of Mr. José Manuel Fernández Normiella as Alternate Director due to personal reasons.

Very truly yours,

Pablo Llauró
Attorney in Fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Internacional de Telecomunicaciones S.A.

Date: July 26, 2002

By: ______________________

Name: FERNANDO BORIO

Title: SECRETARY TO THE BOARD